SECOND AMENDED AND RESTATED|
ARTICLES OF INCORPORATION
OF
PROTECTIVE INSURANCE CORPORATION
ARTICLE I
Name
The name of the Corporation is Protective Insurance Corporation.
ARTICLE II
Purposes
The purpose or purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be incorporated under the Indiana Business Corporation Law (such law, as amended from time to time, is hereafter referred to as the “Act”).
ARTICLE III
Capital Stock
The total number of shares of stock which the Corporation is authorized to issue is One Thousand (1,000) shares of common stock with a par value of $0.001 per share.
ARTICLE IV
Principal Address and Registered Agent
The address of the principal office of the Corporation is 111 Congressional Boulevard, Carmel, Indiana 46032.  The address of the registered office of the Corporation in the State of Indiana is to be located at 334 North Senate Avenue, Indianapolis, Indiana 42604-1708, and the Corporation's registered agent at such address is C T Corporation System.
ARTICLE V
Indemnification
The Corporation shall, to the fullest extent permitted by Indiana law, as amended from time to time, indemnify, and advance expenses to, each of its acting and former directors and officers,  whenever any such acting or former director or officer is made a party or threatened to be made a party in any action, suit or proceeding by reason of his service as such with the Corporation.  Such rights of indemnification and advancement of expenses shall not be exclusive of any other rights to which such director or officer may be entitled under any by-law, agreement, vote of shareholders or otherwise.